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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 1 - 6, 2004

FALCONBRIDGE LIMITED

(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☒	No	☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
February 6, 2004	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE POSTS FINAL OFFER ON WEBSITE

Toronto, Ontario, February 1, 2004 — Falconbridge Limited today posted the Final Offer of Settlement with the Canadian Auto Workers (CAW), local 598, on its web site, available at www.falconbridge.com. The offer was presented to the union's negotiating committee in the morning of January 31, 2004.

For further information please contact:
Dale Coffin, Director, External Communications, Falconbridge Limited
416-982-7161
dale.coffin@toronto.norfalc.com

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE FAILS TO REACH CONTRACT SETTLEMENT
WITH CAW AT SUDBURY NICKEL OPERATIONS

Sudbury, Ontario, February 1, 2004 — Following two months of negotiations for a new collective agreement, Falconbridge Limited announces that it was unable to reach terms for settlement with the Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) at its Sudbury nickel operations. As a result, the union has initiated work action against the Company, as the existing collective agreement expired at midnight on January 31, 2004.

Falconbridge has begun implementing contingency plans at its Sudbury operations. These plans include idling production at its four mines and mill in a safe and orderly manner, as well as operating its Sudbury smelter at a reduced production rate.

Detailed information on the Sudbury labour negotiations, including the final offer for settlement, will be posted to the Company's website — www.falconbridge.com, and click on -Sudbury Labour Negotiations 2004.

Falconbridge Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consist of four underground mines, a mill and a smelter. Approximately 1,050 production and maintenance workers are represented by Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information:
www.falconbridge.com

Media: Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
       (416) 706-0557 (Cell)

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

Falconbridge To Webcast Conference Call
— Update on Sudbury Operations —

TORONTO, February 2, 2004 — Falconbridge Limited announced today that it will webcast on a live, listen-only basis, an update by senior management on the Sudbury operations. The live, interactive webcast will be accessible at www.falconbridge.com at 12:00 p.m. (EST).

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.6%) and by other investors (40.4%).

For further information:

Media:	Dale Coffin Director, External Communications Tel: (416) 982-7161

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

PRESS RELEASE
February 3, 2004

FALCONBRIDGE AND CAW 598 CONSIDERING
USING CONCILIATOR TO ASSIST IN PROCESS

Sudbury, Ontario; February 3, 2004 — Falconbridge Limited and Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) confirmed today that the Ontario Ministry of Labour has approached both the Company and Union to see if a conciliator could be of assistance to both parties in resuming labour negotiations.

As a result, both the Company and the Union have agreed to hold very preliminary discussions with a Ministry of Labour conciliator to see if the parties are close enough on the key issues for formal negotiations to resume.

Media Contacts:
Dale Coffin	Rick Grylls
Falconbridge Limited	Mine/Mill CAW 598
416-706-0557 (cell)	705-665-2138 (cell)
416-982-7161 (office)

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

FALCONBRIDGE 2003 NET EARNINGS INCREASE TO $194 MILLION
Fourth quarter earnings total $94 million

February 5, 2004 TORONTO, Ontario — Falconbridge Limited (TSX: FL) today reported consolidated earnings of $194 million or $1.05 per common share ($1.04 per share on a diluted basis) for 2003. This compares with earnings of $50 million ($0.24 per common share on a basic and diluted basis) for 2002.

Earnings of $94 million ($0.52 per common share or $0.51 per share on a diluted basis) were reported for the fourth quarter 2003, compared to $23 million ($0.12 per common share on a basic and diluted basis) for the fourth quarter 2002.

2003 Highlights

  •
  Realized prices:  increased 40%, 14% and 34% over 2002 for nickel, copper and cobalt, respectively

  •
  Production:  Exceeded most targets, with record levels at INO nickel operations and at Lomas Bayas, Chile copper mine

  •
  Expansion projects:

  •
  Advanced work at Collahuasi, Chile expansion project and Kidd Creek, Ontario Mine D development project

  •
  Commenced construction of Montcalm nickel project near Timmins, Ontario

  •
  Initiated scoping studies for expansion at Falcondo, Dominican Republic and Lomas Bayas, and further expansion at Collahuasi

  •
  Launched bankable feasibility study for the ferronickel project in New Caledonia and developing financing structure with French Government

  •
  Exploration successes:

  •
  Added 11 million tonnes of nickel resources at Sudbury, Ontario and Raglan, Quebec

  •
  Inferred resources of 11.7 million tonnes at Nickel Rim South (up 87% in 2003) and 6.3 million tonnes at Fraser Morgan (up 158% in 2003)

  •
  Financial position:

  •
  Completed US$250 million corporate bond issue of 12-year notes at 5.375%

  •
  Improved debt-to-equity ratio to 37% from 42% and maintained $700 million of liquidity

Commentary

Full-Year 2003

"2003 was a year of significant progress for Falconbridge. Our decision to focus on our strengths — in nickel and in copper — continued to pay dividends as fundamentals for these metals kept improving. Higher metal prices combined with solid production resulted in net earnings of $194 million," said Aaron Regent, President and Chief Executive Officer. "Operationally, we met or exceeded most of our targets, improved the position of our assets and advanced our new projects. Two new exploration discoveries in Sudbury, Nickel Rim South and Fraser Morgan, continued to grow. We managed the balance sheet and improved our debt ratios by funding our operations and capital expenditures from operating cash flows and also added to our liquidity by extending the term of our debt and establishing new credit relationships."

Outlook

"The outlook for metal markets looks very promising," Mr. Regent added. "The world's economies are expected to continue to recover, providing a solid backdrop for metal demand. This demand combined with insufficient additions to supply will result in deficits for both nickel and copper and will result in a period of high metal prices."

Production of copper at Falconbridge is expected to increase. However, nickel production will be lower as a result of the current labour disruption at the Sudbury operations. This will reduce output by about 2,000 tonnes per month.

"We will continue to advance our new projects, particularly in nickel, which will further diversify our sources of production. All of these opportunities will allow us to continue to create value for our shareholders."

Management's Discussion & Analysis

2003 Results

In 2003, operating income increased by $227 million to $305 million from $78 million in 2002. Revenues for the year ended December 31, 2003 increased by $558 million to $2,083 million. The increased revenues resulted from (i) higher realized prices for nickel, copper, cobalt, zinc, platinum and acid, and (ii) higher sales volumes for nickel, cobalt, precious metals and acid, offset by lower volumes for copper and zinc. Cash flow from operations before working capital changes was $441 million, up 62% from $272 million in 2002.

Fourth Quarter 2003 Results

Fourth quarter operating income totaled $156 million, compared with operating income of $32 million for the same period of 2002. Consolidated revenues of $637 million increased from $443 million in the fourth quarter of 2002. Both increases reflect higher average realized nickel, copper and zinc prices, which were up 70%, 33% and 21%, respectively, partially offset by lower copper sales volumes and by the impact of a higher US/Canadian exchange rate on Canadian operating costs. Corporate costs of $14 million compared to $10 million in the same period last year. Controllable corporate office costs were slightly lower before the effect of foreign exchange. During the quarter, cash flow from operations before working capital improved to $161 million, compared to $78 million for the corresponding period of 2002.

2

Operations

Nickel Operations

During the quarter, refined nickel production totaled 27,058 tonnes compared with 27,387 tonnes for the corresponding quarter a year ago. Operating income for the quarter increased to $136 million from $29 million a year ago, due to higher nickel, copper, cobalt and precious metal prices, partially offset by higher operating costs.

For the year, refined nickel production of 104,410 tonnes was a new record for the Company and compares to 91,833 tonnes in 2002. Production was higher because there was no shutdown at Falcondo in 2003 and Nikkelverk benefited from a significant increase in the volume of custom feeds. Operating income for 2003 rose to $288 million from $87 million in 2002.

Integrated Nickel Operations (INO)

Sudbury mines production was 5,670 tonnes during the quarter. Compared to last year, nickel production was 15% lower primarily due to lower grades, an increase in the ore stockpile in front of the mill, and mining-related issues. For the year, nickel in concentrate production was 24,143 tonnes compared to 27,833 tonnes in 2002. For 2004, nickel in concentrate production was forecast at 25,000 tonnes1.

At Raglan, nickel in concentrate production in the quarter was 5,616 tonnes and copper production was 1,518 tonnes. For the year, nickel and copper production levels were higher than in 2002 and were also above target largely due to better than expected grades. In 2004, nickel in concentrate production is planned at 25,400 tonnes.

At the Sudbury smelter, fourth-quarter nickel and copper production levels of 17,774 and 6,300 tonnes, respectively, were similar to the levels in the fourth quarter of 2002. For the year, nickel in matte production increased from 57,854 tonnes in 2002 to 59,831 tonnes in 2003. The increase in production is due to the successful efforts to acquire spot lots of custom feeds, which more than offset lower volumes of mined feeds. Production records were established for annual matte production of nickel and copper.

At Nikkelverk, fourth-quarter nickel and copper production levels of 20,568 tonnes and 9,592 tonnes, respectively, were slightly lower than in the fourth quarter of 2002, when a quarterly production record was established. For the year, Nikkelverk produced 77,183 tonnes, exceeding its production target of 72,000 tonnes. For 2004, refined nickel production was forecast at 75,000 tonnes1.

This was before the strike in Sudbury.

Fourth quarter INO operating income was $104 million compared to $31 million in 2002. The increase in INO's contribution is due to higher metal prices, and higher copper and precious metal sales. This was reduced by higher depreciation and amortization charges and higher unit costs, which were negatively impacted by a stronger Canadian dollar.

INO operating income in 2003 was $227 million compared to $86 million in 2002. The increase in INO's contribution is mainly due to higher metal prices and sales volumes, which were reduced by higher depreciation and amortization charges, higher administrative charges and higher unit costs.

Falconbridge Dominicana, C. por A. (Falcondo)

Falcondo's operating income for the fourth quarter of 2003 was $32 million, which compares with a loss of $2 million for the three months ended December 31, 2002. The $34 million higher contribution reflects a 63% increase in realized ferronickel prices, which was offset in part by the impact of higher oil prices and lower sales volumes.

Falcondo's 2003 operating income was $62 million, compared with $1 million in 2002. The $61 million higher contribution reflects a higher ferronickel selling price, increased sales volumes, and no shutdown costs in 2003, which were partially offset by higher oil prices. For the year, Falcondo produced 27,227 tonnes, in line with its annual target of 27,000 tonnes. Production in 2004 is again planned to be 27,000 tonnes.

Copper Operations

During the fourth quarter of 2003, mine copper production totaled 77,742 tonnes compared with 82,945 tonnes a year ago. Operating income for the fourth quarter increased from $13 million a year ago to $34 million due to the impact of higher copper prices offset by lower sales volumes.

For the year, mine copper production of 311,203 tonnes compared to 327,302 tonnes in 2002. Production was lower largely because of lower grades at Collahuasi (1.55% vs. 1.70%). Refined copper production totaled 256,538 tonnes compared to 263,140 tonnes in 2002. Operating income for 2003 rose to $76 million from $52 million in 2002 due to a 13% increase in copper prices, offset by lower sales volumes. Lomas Bayas reported a record annual production of 60,427 tonnes, up 2% from the previous year.

Kidd Operations

Kidd incurred an operating loss of $15 million in the quarter (including a non-cash depreciation charge of $8 million), compared to an operating loss of $14 million (including a non-cash depreciation charge of $9 million) for the corresponding period of 2002. The loss reflects the impact of lower treatment and refining charges and sales volumes, as well as the impact of a stronger Canadian dollar, which more than offset the higher metal prices.

For 2003, Kidd incurred a loss of $70 million (including a non-cash depreciation charge of $48 million and restructuring charge of $4.6 million) compared to a loss of $48 million (including a non-cash depreciation charge of $49 million) in 2002. Going forward, ore from the Montcalm nickel mine will be treated at the Kidd concentrator starting in 2005. This, coupled with the increased ore coming from Mine D, will significantly improve the profitability at Kidd Creek.

Copper and zinc production from the Kidd Mine during the fourth quarter of 2003 totaled 13,927 and 18,095 tonnes, respectively. For the year, copper and zinc production were 46,409 and 75,528 tonnes, respectively, reflecting higher copper grades and lower zinc ore grades. The copper and zinc mine production forecast for 2004 is planned at 45,000 tonnes and 115,000 tonnes, respectively.

Copper cathode production for the period ended December 31, 2003 was 32,933 tonnes and refined zinc production was 20,517 tonnes. In 2003, copper cathode production at 132,364 tonnes was slightly below original target. Refined zinc production totaled 94,719 tonnes, well below its original target due to the unscheduled 13-week summer shutdown for market-related reasons. Copper cathode production for 2004 is forecast at 125,000 tonnes and zinc production at 98,000 tonnes.

Work at Mine D is advancing. Ore production is expected to begin by the end of 2004 and ramp up during the first half of 2005. Mine D will improve operational reliability and predictability and maintain the mining rate at 2.4 million tonnes per year.

Collahuasi (Falconbridge's 44% share)

Mine production in the fourth quarter of 2003 was 40,375 tonnes. Production was on budget but below previous year's results due to expected lower ore grades. Cathode production at 7,209 tonnes compared to 6,876 tonnes in the fourth quarter of 2002. Operating income for the quarter was $38 million compared to $22 million for the fourth quarter of 2002. The increase reflects higher copper prices, partially offset by lower copper volumes.

For 2003, mine production at 168,578 tonnes was on budget but below the previous year's production due to lower ore grades. Cathode production at 27,895 tonnes was a small increase over the 26,678 tonnes produced in 2002. Operating income for 2003 was $115 million compared to $82 million in 2002. The increase reflects higher copper prices, partially offset by lower copper volumes. In 2004, mine and refined copper production is planned at 178,000 and 28,000 tonnes, respectively.

The project to move the operations form the Ujina pit to the new Rosario open pit and the expansion of the Ujina concentrator to 110,000 tonnes per day of ore, up from 70,000 tonnes per day, is on schedule and on budget. The total estimated investment for the project is $654 million, or $288 million for Falconbridge's share. The project is expected to achieve mechanical completion in June 2004. Construction work was 77% complete by the end of 2003, with the civil work 100% complete and the mechanical and electrical work well advanced.

Lomas Bayas

Production from Lomas Bayas for the fourth quarter of 2003 was 15,383 tonnes compared to 15,421 tonnes in the same quarter last year. Operating income for the three months ended December 31, 2003 was $12 million compared to $5 million in the same quarter a year ago. The increase reflects higher copper sales volumes and prices.

Lomas Bayas continued to operate successfully during the year, achieving a record production of 61,289 tonnes of cathode, 4% higher than target and 2% more than in 2002. Operating income for the year was $31 million compared to $17 million in 2002.

Lomas Bayas' cathode production achieved registration at the London Metal Exchange and at the Comex during the year. This is expected to result in higher premiums on copper sales. The project to expand the capacity of the crushing plant to compensate for the further decrease of the ore grade is well advanced, on schedule and on budget. Mechanical completion is planned for the end of the first quarter of 2004. Copper production in 2004 is planned at 60,000 tonnes.

Liquidity and Capital Resources

Cash generated from operating activities before working capital changes totaled $161 million compared to $78 million for the fourth quarter of 2002. Capital expenditures and deferred project costs for 2003 were $370 million, up from $234 million in 2002. Working capital increased from $444 million in 2002 to $649 million in 2003. Dividends of $15 million were paid during the quarter and $58 million for 2003.

Cash resources stood at $298 million at December 31, 2003. The net debt to net debt plus equity ratio improved to 37% at the end of December from 42% at the end of 2002.

Other Developments

Nickel Rim South, Ontario

Additional surface drilling continues to define the resource, which remains open to the northeast. A decision on the feasibility study for the exploration program has been delayed until the labour dispute in Sudbury has been resolved. The location of the exploration infrastructure for an underground definition program has been determined.

Falconbridge recently updated its estimate of the inferred resources at the Nickel Rim South deposit. The total estimate is now at 11.7 million tonnes grading 1.6% nickel and 3.7% copper, compared to 6.3 million tonnes at the beginning of 2003.

Fraser Morgan, Ontario

Diamond drilling from the 3900 level of Fraser mine has resulted in a combined indicated and inferred mineral resource of 6.3 million tonnes of 1.6% nickel and 0.5% copper. Diamond drilling will continue in 2004. The mineral deposit is accessible from existing Fraser Mine infrastructure.

Montcalm, Ontario

Work has started on the construction of the Montcalm nickel project located near Timmins, Ontario. The project is expected to produce 8,000 tonnes annually for seven years, commencing in the second quarter of 2005. The net capital cost to develop the project after pre-production revenues is estimated at Cdn$100 million, and includes Cdn$19 million for working capital. The return on investment is expected to be greater than 15%, calculated at a long-term nickel price of $3.25. Montcalm nickel will help fill capacity at the Sudbury smelter and Nikkelverk refinery during what is expected to be a period of very favorable pricing.

Koniambo, New Caledonia

Work on the Koniambo project in New Caledonia continues to advance. The project team has begun the bankable feasibility study, and it is expected to be completed by the third quarter of 2004. Discussions with the French Government about the financing structure of the project continue to progress. In parallel, work is advancing on the project financing. The objective of the partners is to be in a position by year-end to make a decision on development.

Conversion of Preferred Share Series 2 into Preferred Share Series 3

Holders of Preferred Shares Series 2 have the right, at their option, on March 1,2004, to convert all or part of the Preferred shares registered in their name into Preferred Shares series 3. On January 15, 2004 Falconbridge announced that it had fixed the "Selected Percentage Rate" applicable to its Cumulative Preferred Shares Series 3 (the "Preferred Shares Series 3") at 125%. Accordingly, commencing March 1, 2004, holders of Preferred Shares Series 3 will be entitled to receive fixed cash dividends, as declared by the Board of Directors of Falconbridge, at a rate based upon the Selected Percentage Rate and the yield to maturity compounded semi-annually (computed at 10:00 a.m. (Toronto time) on February 9, 2004) that would be carried by non-callable Government of Canada bonds with a five-year maturity. The annual dividend rate applicable to the Preferred Shares Series 3 will be published on February 10, 2004 in several newspapers in Canada.

Labour Negotiations in 2004

On February 1, 2004, the Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) went on strike after failing to reach an agreement on a new contract. On February 3, the parties agreed to hold preliminary discussions with a conciliator appointed by the Ontario Ministry of Labour in the hope of re-starting negotiations. The Company is continuing to operate the smelter at about 50% capacity. Mining production during the labour disruption will not be significant. Lost nickel production is estimated at a rate of 2,000 tonnes per month.

The collective agreement with the Sudbury Office, Clerical and Technical Workers will expire on February 28, 2004. The collective agreements with the workers at the refinery in Kristiansand, Norway expire May 31, 2004. These are annual negotiations. Collahuasi will negotiate a new collective agreement with its production workers in the second quarter. The current contract expires on June 30, 2004.

Dividend Payment

On February 4, 2003 the Board of Directors declared dividends of 10 cents Cdn per Common Share payable March 1, 2004 to shareholders of record February 16, 2004 and of 2 cents Cdn per Preferred Share Series 1 payable March 1, 2004 to shareholders of record February 16, 2004. For Preferred Share Series 2, a dividend of 36.72 cents Cdn per share was declared and is payable March 1, 2004 to shareholders of record February 16, 2004. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian – U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Log on to www.falconbridge.com Falconbridge's quarterly teleconference on February 5, 2004 at 8:30 a.m. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:
Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

Michael Doolan, Senior Vice-President and Chief Financial Officer
416-982-7355
Michael.doolan@toronto.norfalc.com

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended December 31,
			Year ended December 31,
(unaudited — in thousands of United States dollars)
	2003	2002	2003	2002
	Restated — Note 2, 3		Restated — Note 2, 3
Revenues (note 4)	$636,739	$442,724	$2,083,480	$1,524,672

Operating expenses
Costs of sales (note 3, 4)
Costs of metal and other product sales	390,329	335,608	1,414,829	1,103,925
Depreciation of plant and equipment (note 3)	43,154	43,194	174,758	171,022
Amortization of development and preproduction expenditures	18,695	8,889	69,950	59,316

	452,178	387,691	1,659,537	1,334,263
Selling, general and administrative (note 7)	22,619	22,474	85,968	86,779
Exploration	5,194	3,901	22,875	21,513
Research and process development	6,220	2,345	13,042	8,241
Other (income)/expense	(5,826)	(5,551)	(2,916)	(4,209)

	480,385	410,860	1,778,506	1,446,587

Operating income	156,354	31,864	304,974	78,085

Interest (note 3)	5,722	12,742	42,873	50,586

Earnings before taxes and non-controlling interest	150,632	19,122	262,101	27,499
Income and mining taxes	53,932	(3,934)	63,137	(22,464)
Non-controlling interest in earnings (loss) of subsidiaries	2,443	(117)	4,540	(21)

Earnings for the period	$94,257	$23,173	$194,424	$49,984
Dividends on preferred shares	2,313	1,990	8,606	7,964

Earnings attributable to common shares	$91,944	$21,183	$185,818	$42,020

Basic earnings per common share	$0.52	$0.12	$1.05	$0.24
Diluted earnings per common share	$0.51	$0.12	$1.04	$0.24

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

	Three months ended December 31,
			Year ended December 31,
(unaudited — in thousands of United States dollars)
	2003	2002	2003	2002
	Restated — Note 2, 3		Restated — Note 2, 3
Principal operations -
Integrated Nickel Operations (INO)	$103,606	$30,647	$226,627	$85,966
Falconbridge Dominicana, C. por A.	31,893	(1,654)	61,630	1,397

Nickel Operations	135,499	28,993	288,257	87,363

Kidd Creek Operations	(15,383)	(14,413)	(69,539)	(47,607)
Collahuasi	37,908	21,903	114,819	82,445
Lomas Bayas	11,943	5,155	30,854	17,317

Copper Operations	34,468	12,645	76,134	52,155
Corporate costs	13,613	9,774	59,417	61,433

Operating income	156,354	31,864	304,974	78,085
Interest	5,722	12,742	42,873	50,586
Income and mining taxes	53,932	(3,934)	63,137	(22,464)
Non-controlling interest in (earnings) loss of subsidiaries	2,443	(117)	4,540	(21)

Earnings for the period	94,257	23,173	194,424	49,984
Dividends on preferred shares	2,313	1,990	8,606	7,964

Earnings attributable to common shares	$91,944	$21,183	$185,818	$42,020

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited — in thousands of United States dollars)	December 31, 2003	December 31, 2002
		Restated — Note 2, 3
ASSETS
Current
Cash and cash equivalents	$298,091	$164,563
Accounts and metals settlements receivable	257,835	216,754
Inventories (note 3)	441,733	330,228

Total current assets	997,659	711,545

Property, plant and equipment (note 3)	2,081,057	1,823,274
Development and preproduction expenditures, net (note 3)	822,061	737,740
Deferred expenses and other assets	203,983	125,847

Total assets	$4,104,760	$3,398,406

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$255,084	$192,949
Income and other taxes payable	23,158	12,134
Long-term debt due within one year	70,637	63,137

Total current liabilities	348,879	268,220

Long-term debt	1,356,589	1,217,273
Future income and mining taxes	198,551	153,166
Employee future benefits	150,399	151,667
Other long-term liabilities	98,573	72,966
Non-controlling interest	26,566	18,984

Total liabilities	2,179,557	1,882,276

Shareholders' equity (note 2, 3)	1,925,203	1,516,130

Total liabilities and shareholders' equity	$4,104,760	$3,398,406

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Year ended Dec. 31, 2003		Year ended Dec. 31, 2002
(unaudited — in thousands of United States dollars)
	Number	Amount	Number	Amount
			Restated — Note 2, 3
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of year	177,603,432	$1,430,382	176,977,146	$1,422,170
Issued	—	—	583,386	7,663
Shares repurchased and cancelled	(600,000)	(5,097)	—	—
Issued pursuant to employee stock options	1,789,060	24,694	42,900	549

Balance, end of period	178,792,492	1,449,979	177,603,432	1,430,382

Preferred shares Series 1
Balance, beginning and end of period	89,835	587	89,835	587

Preferred shares Series 2
Balance, beginning and end of period	7,910,165	129,209	7,910,165	129,209

Contributed surplus
Balance, beginning of year		1,997		—
Amortization of fair value of stock options, net		408		1,997

Balance, end of period		2,405		1,997

(Deficit)
Balance, beginning of year		(5,742)		(69,911)
Adjustment for change in accounting policies
Stock based compensation (note 3)		—		(152)
Capitalized interest and inventory costing (note 3)		—		67,602
Earnings for the year		194,424		49,984
Dividends — Common shares		(50,250)		(45,038)
— Preferred shares		(8,606)		(7,965)
Loss on repurchase of common shares		(1,510)		—
Share issue costs, net of taxes		—		(262)

Balance, end of period		128,316		(5,742)

Cumulative translation adjustment (note 2)		214,707		(40,303)

Total shareholders' equity		$1,925,203		$1,516,130

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,
			Year ended December 31,
(unaudited — in thousands of United States dollars)
	2003	2002	2003	2002
		Restated — Note 2, 3		Restated — Note 2, 3
Operating activities
Earnings (loss) for the period	$94,259	$23,173	$194,424	$49,984
Add (deduct) items not affecting cash
Depreciation and amortization	56,450	45,302	239,318	223,557
Future income and mining taxes	37,618	(7,856)	25,406	(32,202)
Non-controlling interest in loss of subsidiaries	3,898	(116)	4,540	(21)
Other	(10,809)	23,592	7,381	42,097
Contributions to pension fund in excess of expense	(20,681)	(6,246)	(29,847)	(11,607)

Cash provided by operating activities before working capital changes	160,735	77,849	441,222	271,808
Net change in receivables, inventories and payables	(19,677)	5,281	4,115	(43,601)

Cash provided by operating activities	141,058	83,130	445,337	228,207

Investing activities
Capital expenditures and deferred project costs	(137,792)	(64,417)	(370,318)	(234,430)
Change in other assets	15,491	1,264	(17,995)	(8,047)

Cash used in investing activities	(122,301)	(63,153)	(388,313)	(242,477)

Financing activities
Long-term debt, including current portion:
Issued	—	—	246,229	248,102
Repaid	(22,906)	(15,234)	(129,705)	(149,001)
Dividends paid	(15,083)	(13,155)	(58,106)	(53,003)
Repurchase of common shares	(1,331)	—	(6,608)	—
Issue of common shares	17,249	7,733	24,694	8,212

Cash provided by (used in) financing activities	(22,071)	(20,656)	76,504	54,310

Cash provided (used) during the period	(3,314)	(679)	133,528	40,040
Cash and cash equivalents, beginning of period	301,405	165,242	164,563	124,523

Cash and cash equivalents, end of period	$298,091	$164,563	$298,091	$164,563

Supplementary Information:
Cash paid for interest	$23,775	$33,673	$52,847	$58,680
Cash paid (refunded) for income and mining taxes	$6,310	$(5,708)	$17,337	$531

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended December 31,
			Year ended December 31,
(unaudited)
	2003	2002	2003	2002
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	20,170	20,468	78,680	70,757
Nickel purchased for resale	298	—	298	396

Total	20,468	20,468	78,978	71,153

Copper	16,506	13,764	59,208	54,495
Precious metal revenues ($000's)	19,380	16,914	86,780	74,600
Ferronickel	6,781	7,164	27,133	21,446
Kidd Creek Division
Zinc (including metal in concentrate)	21,307	39,719	110,592	148,418
Copper (including metal in concentrate)	23,916	31,370	105,162	110,575
Silver (000's ounces)	1,016	1,235	5,323	3,723
Collahuasi
Copper (including metal in concentrate)	39,639	49,757	168,147	187,524
Lomas Bayas
Copper	16,293	15,600	61,289	60,265
Total Sales
Nickel	27,249	27,632	106,111	92,599
Copper	96,354	110,491	393,806	412,859
Average prices realized (U.S.$ per pound, except silver)
Nickel	$5.57	$3.28	$4.40	$3.14
Ferronickel	5.21	3.19	4.20	3.16
Copper	0.96	0.72	0.82	0.72
Zinc	0.46	0.38	0.41	0.39
Silver (U.S.$ per ounce)	5.19	4.54	4.80	4.61
Exchange rate before hedge (US$1=Cdn$)		$1.57		$1.58
Exchange rate after hedge (US$1=Cdn$)		$1.57		$1.56

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended December 31,		Year ended December 31,
(unaudited)
	2003	2002	2003	2002
Mine production (tonnes)
Sudbury
Nickel	5,670	6,633	24,143	27,833
Copper	6,539	7,329	29,161	31,050
Raglan
Nickel	5,616	7,143	25,110	24,636
Copper	1,518	1,822	6,628	6,500
Falcondo Ferronickel	6,490	6,091	27,227	23,303
Kidd Mining Division
Copper	13,927	12,650	46,409	45,434
Zinc	18,095	24,259	75,528	104,083
Silver (000's ounces)	785	916	2,676	3,671
Collahuasi
Copper	40,375	45,723	168,578	185,014
Lomas Bayas
Copper	15,383	15,421	60,427	59,304
Total mine output
Nickel	17,776	19,867	76,480	75,772
Copper	77,742	82,945	311,203	327,302
Metal production (tonnes)
Sudbury — Smelter output
Nickel	17,774	18,105	59,831	57,854
Copper	6,300	6,445	20,779	20,518
Nikkelverk — Refinery output
Nickel	20,568	21,296	77,183	68,530
Copper	9,592	9,280	35,852	30,632
Falcondo
Ferronickel	6,490	6,091	27,227	23,303
Kidd Metallurgical Division
Zinc plant output — zinc	20,517	38,592	94,719	145,309
Copper Cathode — refinery output	32,933	36,059	132,364	146,526
Blister Copper	35,874	35,955	131,405	144,094
Collahuasi
Copper	7,209	6,876	27,895	26,678
Lomas Bayas
Copper	15,383	15,421	60,427	59,304
Total refined output
Nickel	27,058	27,387	104,410	91,833
Copper	65,117	67,636	256,538	263,140
Exchange rate (US$1=Cdn$)	$1.32	$1.57	$1.42	$1.57

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003
[Amounts reported in US dollars unless otherwise stated]

1.     ACCOUNTING POLICIES

  The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in notes 2, 3. This unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2002 Annual Report.

2.     CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

  Effective July 1, 2003, the functional currency of Falconbridge Limited was changed from the Canadian to U.S. dollar. In general, this change resulted from a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, Falconbridge adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at existing U.S./Canadian dollar foreign exchange spot rate, while earnings for those periods were translated at the average rate for each period. Equity transactions have been translated at historic rates; with opening equity on January 1, 1999 restated at the rate of exchange on that date. The resulting net translation adjustment has been credited to the cumulative translation account.

3.     CHANGE IN ACCOUNTING POLICIES

  Effective January 1, 2003 the Corporation changed its accounting polices for interest, and costing of inventory. These changes were made to harmonize Falconbridge's policies with predominant industry practices and international accounting standards.

  Interest

  Under the previous policy, interest costs incurred, prior to commencement of commercial production, were capitalized to projects that were financed by project specific debt. Under the new policy, a portion of interest costs incurred on the corporate debt, are allocated and capitalized to all major projects, prior to commencement of commercial production. Interest costs incurred after the commencement of commercial production are expensed. As at January 1, 2003 the effect of adopting the new policy was to increase property, plant and equipment by $59.2 million, increase future income tax by $21.4 million, and increase retained earnings by $37.8 million. The change resulted in an increase of $5.8 million and $3.6 million to previously reported earnings for the twelve months and fourth quarter of 2002 respectively.

  Costing of inventory

  Under the previous policy, depreciation and amortization of property, plant and equipment was treated as a period cost. Under the new policy depreciation and amortization is treated as a product cost and expensed when the inventory is sold. As at January 1, 2003 the effect of adopting the new policy was to increase inventory by $48.2 million, increase future income tax by $14.5 million, and increase retained earnings by $33.7 million. The change resulted in a decrease of $1.9 million and an increase of $1.5 million to previously reported earnings for the twelve months and fourth quarter of 2002 respectively.

4.     FOREIGN EXCHANGE GAINS AND LOSSES

  Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Up through June 30, 2003, at which point Falconbridge changed its functional and reporting currency to the US dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item 2 below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1 below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 3 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

  Included in earnings for the quarters and years ended December 31, 2003 and 2002 are exchange gains and (losses) as summarized below.

		Three months ended December 31,		Year ended December 31,
Source of exchange gains and (losses)	Income statement grouping
		2003	2002	2003	2002
1) Hedge of Canadian operating costs	Costs of sales	$12	$—	$23	$—
2) Hedge of US$ sales revenues	Sales revenues	$(2)	$(1)	$16	$(7)
3) Other exchange gains and (losses)	Other income	$(11)	$5	$(16)	$8

5.     SEGMENTED INFORMATION

	Nickel				Copper
(MILLIONS)	INO		Falcondo		Kidd Creek		Collahuasi		Lomas Bayas		Corporate and other		Total
Quarter ended December 31, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$333		$78		$111		$79		$36		—		$637
Operating income (loss)	104		32		(15)		38		12		(14)		156
Depreciation, depletion and amortization	35		2		8		12		4		1		62
Property, plant & equipment	921		87		739		1,012		133		11		2,903
Capital expenditures & deferred projects costs	45		3		33		47		10		—		138
Quarter ended December 31, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$200		$51		$100		$67		$25		—		$443
Operating income (loss)	31		(2)		(14)		22		5		(10)		32
Depreciation, depletion and amortization	22		2		9		14		4		1		52
Property, plant & equipment	835		83		596		899		136		12		2,561
Capital expenditures & deferred projects costs	21		4		16		22		1		—		64
Year ended December 31, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$1,046		$252		$396		$275		$114		—		$2,083
Operating income (loss)	227		62		(70)		115		31		(59)		305
Depreciation, depletion and amortization	121		9		48		50		15		3		246
Property, plant & equipment	921		87		739		1,012		133		11		2,903
Capital expenditures & deferred projects costs	97		13		97		151		12		—		370
Year ended December 31, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$692		$150		$340		$246		$97		$0		$1,525
Operating income (loss)	86		1		(48)		82		18		(61)		78
Depreciation, depletion and amortization	105		6		49		53		15		2		230
Property, plant & equipment	835		83		596		899		136		12		2,561
Capital expenditures & deferred projects costs	69		14		85		54		11		1		234
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

6.     CAPITALIZED INTEREST

  During the year and quarter ended December 31, 2003, Falconbridge capitalized interest costs of $16.4 million and $9.0 million respectively (2002 — $10.2 million and $7.0 million).

7.     STOCK OPTIONS

  During the quarter Falconbridge did not grant any new stock options. Stock option expense of $1.7 and $0.6 million, for year and quarter ended December 31, 2003 respectively, (2002 — $2.5 million and $0.3 million income), is included in general and administrative expense.

8.     NEW DISCLOSURE REQUIREMENTS FOR GUARANTEES

  Effective January 1, 2003, the company adopted Accounting Guideline 14, "disclosure of guarantees", issued by the Canadian Institute of Chartered Accountants, which expands previously issued accounting guidance and requires additional disclosure by the guarantor in its interim and annual financial statements. In the normal course of business, the company enters into numerous agreements that contain indemnification commitments and may contain other features that meet the expanded definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, Falconbridge has not made any significant payments under such indemnifications and no amounts have been accrued in the financial statements with respect to these indemnification commitments.

QuickLinks

SIGNATURES
FALCONBRIDGE POSTS FINAL OFFER ON WEBSITE
FALCONBRIDGE FAILS TO REACH CONTRACT SETTLEMENT WITH CAW AT SUDBURY NICKEL OPERATIONS
Falconbridge To Webcast Conference Call — Update on Sudbury Operations —
FALCONBRIDGE AND CAW 598 CONSIDERING USING CONCILIATOR TO ASSIST IN PROCESS
FALCONBRIDGE 2003 NET EARNINGS INCREASE TO $194 MILLION Fourth quarter earnings total $94 million
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF EARNINGS
FALCONBRIDGE LIMITED EARNINGS CONTRIBUTIONS
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FALCONBRIDGE LIMITED SALES OF PRODUCTS AND AVERAGE REALIZED PRICES
FALCONBRIDGE LIMITED PRODUCTION DURING THE PERIOD
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 [Amounts reported in US dollars unless otherwise stated]